Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 SEP 13 AM 9:23

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02049957

SUPPL

4 September 2002

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Andrew Poole
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

dlw 9/17

Enclosure

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

ANNOUNCEMENT
MADE TO
STOCK EXCHANGE

Lattice Group plc

Notification of Cessation of Major Interest in Shares

On 14 August 2002, Lattice Group plc received notification from M&G Investments that Prudential plc and all of its subsidiary Companies no longer have a notifiable interest in the ordinary share capital of Lattice Group plc.

15 August 2002